UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 29, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicente
Carlos Rey de Vicente Vice - President Executive Officer

Banco Santander (Brasil) S.A.

3Q15 BR GAAP Results

October 29th, 2015

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results ,performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions.

We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

TABLE OF CONTENTS

MACROECONOMIC SCENARIO - CONSENSUS


GDP (Y-o-Y growth %)
1.0
2.5
0.1
-3.0
-1.4
2012
2013
2014
2015e
2016e


Interest Rate – Selic (%)
7.25
10.00
11.75
14.25
13.00
2012
2013
2014
2015e
2016e


Inflation (IPCA %)
5.8
5.9
6.4
9.9
6.2
2012
2013
2014
2015e
2016e


Exchange Rate (R$ / US$)
2.04
2.34
2.66
4.00
4.20
2012
2013
2014
2015e
2016e

TABLE OF CONTENTS

NET PROFIT

Net profit increases 2% in the quarter


R$ MM
16.7%
2.0%
15.9%
1,464
927
537
1,521
943
578
1,633
949
684
4,832
3,157
1,675
951
724
1,708
442
1,266
4,328
2,745
1,583
8,173
3,157
5,016
2,342
2,674
3Q14
4Q14
1Q15
2Q15
3Q15
9M14
9M15
Accounting Profit
Goodwill

HIGHLIGHTS – 3Q15 / 2Q15

Balance Sheet

- **Liquidity gap improvement**
  - ✓ Expanded Loan Portfolio +3%
  - ✓ Funding from clients +4%
- **Balance sheet strenght**
  - ✓ BIS ratio 15.8%
  - ✓ Loans / Deposits: 91%

Results

- **Revenues evolve positively**
  - ✓ Net interest income +2%
- **General expenses** under control, with annual evolution well below inflation
- **Allowance for loan losses** with moderate growth +5%

Risks

- **Credit quality and coverage** at comfortable and controlled levels
  - ✓ Delinquency ratio over 90 3.2%
  - ✓ Cost of credit 3.3%
  - ✓ Coverage ratio 185.1%

RESULTS

R$MM

Managerial Profit	9M15	9M14	Var. (%) YoY	Var. (%) QoQ
Net Interest Income	22,251	20,667	7.7%	2.0%
Fee and Commission Income	8,657	8,081	7.1%	0.3%
TOTAL REVENUES	30,908	28,748	7.5%	1.5%
Allowance for Loan Losses	(6,898)	(7,263)	-5.0%	4.7%
General Expenses	(12,691)	(12,309)	3.1%	-0.3%
Others	(5,020)	(3,934)	27.6%	-10.3%
PROFIT BEFORE TAXES	6,299	5,242	20.2%	12.4%
Taxes and Minority Interest	(1,283)	(914)	40.4%	69.9%
MANAGERIAL NET PROFIT	5,016	4,328	15.9%	2.0%

NET INTEREST INCOME

Net interest income grows 2% in the quarter

Net Interest Income Breakdown

R$ MM


9.3%
7.7%
2.0%
6,980
6,983
7,140
7,480
7,631
20,667
22,251
1,459
1,522
1,635
1,708
1,805
3,737
5,146
347
351
368
374
392
965
1,134
5,174
5,110
5,137
5,399
5,435
15,965
15,971
3Q14
4Q14
1Q15
2Q15
3Q15
9M14
9M15
Credit
Deposits
Others

NII with Clients and Interest Rates

Interest Rate (Quarter average) – Selic

3T14	4T14	1T15	2T15	3T15
10.9 %	11.3 %	12.2 %	13.1 %	14.0%


Credit Spread (%)
9.1%
8.6%
8.4%
8.5%
8.5%
9.6%
8.5%
Deposit Spread (%)
1.1%
1.0%
1.1%
1.1%
1.1%
1.0%
1.1%
3Q14
4Q14
1Q15
2Q15
3Q15
9M14
9M15

LOAN PORTFOLIO

Loan portfolio grows 3% in the quarter

Expanded Portfolio

R$ Billion


13.4%
3.3%
293.1
310.6
324.7
321.6
332.3
Sep.14
Dec.14
Mar.15
Jun.15
Sep.15

Segment Breakdown

R$ Million	Sep-15	Sep-14	YoY	QoQ	Share Loan Portfolio in Sep/15
Individuals	82,786	76,683	8.0%	1.5%	32%
Consumer Finance	34,057	36,530	-6.8%	-3.6%	13%
SMEs	31,632	31,034	1.9%	0.9%	12%
Corporate	113,505	90,268	25.7%	6.9%	43%
Total	**261,980**	**234,516**	**11.7%**	**3.0%**	**100%**
Other Transactions[1]	70,359	58,622	20.0%	4.7%	
Expanded Portfolio	**332,340**	**293,138**	**13.4%**	**3.3%**	

1.Includes other Credit Risk Transactions with customers (Debenture, FIDC, CRI, Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees).

FUNDING

Funding from clients grows 4% in the quarter

R$ Billion	Sep-15	Sep-14	YoY (%)	QoQ (%)
Demand Deposits + Savings Deposits	54.1	50.7	6.6%	5.1%
Time Deposits + Debentures[1]	177.0	155.7	13.7%	2.3%
Treasury Notes (Letras Financeiras)[2]	56.6	36.8	53.9%	11.0%
Funding From Clients - on balance	**287.7**	**243.2**	**18.3%**	**4.4%**
(-) Reserve Requirements	-50.2	-31.5	59.2%	53.6%
Borrowing and Onlendings	14.9	14.2	4.9%	-6.1%
Subordinated Debt	17.9	13.5	32.6%	15.6%
Offshore Funding	55.1	35.2	56.3%	33.1%
Total Funding – on balance	**325.2**	**274.5**	**18.5%**	**3.1%**
Assets Under Management	187.1	161.5	15.9%	4.9%
Total Funding + AUM	**512.3**	**436.0**	**17.5%**	**3.7%**

1. Includes Real Estate Credit Notes (LCI), and Agribusiness Credit Notes (LCA), 2.Includes Certificates of Structured Operations (COE),

FEES AND COMMISSION INCOME

Fees grow 7% in the year and remain stable in the quarter



Total
R$ Million
5.6%
0.3%
2,765
2,977
2,828
2,910
2,919
3Q14
4Q14
1Q15
2Q15
3Q15

Breakdown of Fee and Commission Income

R$ Million	9M15	9M14	YoY	QoQ
Asset Management	781	742	5.3%	7.3%
Current Account	1,496	1,377	8.7%	5.9%
Lending Operations	1,019	905	12.6%	-4.3%
Insurance	1,400	1,257	11.4%	-13.1%
Cards	2,546	2,502	1.7%	6.6%
Collection Services	749	676	10.8%	4.1%
Securities Brokerage and Placement	383	398	-3.6%	-33.5%
Others	283	225	25.9%	29.7%
TOTAL	**8,657**	**8,081**	**7.1%**	**0.3%**

GENERAL EXPENSES

General expenses evolve well below inflation in twelve months

General Expenses

R$ Million


-0.3%
-0.3%
4,303
508
1,863
1,932
4,440
502
1,976
1,962
4,103
533
1,861
1,709
4,300
567
1,962
1,771
4,288
397
2,054
1,837
3Q14
4Q14
1Q15
2Q15
3Q15
Administrative
Personnel
Depreciation and Amortization

Breakdown of Expenses

R$ Million	9M15	9M14	YoY	QoQ
Administrative	5,317	5,504	-3.4%	3.7%
Personnel	5,877	5,411	8.6%	4.7%
Subtotal	**11,194**	**10,915**	**2.6%**	**4.2%**
Depreciation/ Amortization	1,496	1,394	7.4%	-29.9%
Total	**12,691**	**12,309**	**3.1%**	**-0.3%**

CREDIT INDICATORS

Ratios remain at comfortable levels

NPL from 15 to 90 days


6.7%
6.4%
6.8%
6.8%
6.7%
4.3%
4.1%
4.3%
4.5%
4.3%
2.2%
2.2%
2.5%
2.6%
2.4%
Sep.14
Dec.14
Mar.15
Jun.15
Sep.15

NPL Over 90 days


5.2%
4.8%
4.3%
4.4%
4.6%
3.7%
3.3%
3.0%
3.2%
3.2%
2.4%
2.1%
2.0%
2.3%
2.2%
Sep.14
Dec.14
Mar.15
Jun.15
Sep.15

Coverage Ratio Over 90 days


170.2%
184.7%
185.1%
Sep.14
Jun.15
Sep.15

Corporate Individuals Total

ALLOWANCE FOR LOAN LOSSES

Provisions and credit cost at controlled levels


3.7%
3.1%
2.9%
3.1%
3.3%
3.7%
3.1%
-5.0%
-0.7%
4.7%
7,263
6,898
2,466
2,128
2,112
2,338
2,448
9,114
8,510
3,070
2,795
2,568
2,967
2,975
(604)
(667)
(457)
(628)
(527)
(1,851)
(1,611)
3Q14
4Q14
1Q15
2Q15
3Q15
9M14
9M15
Credit Cost
Gross Allowance for Loan Losses
Income from recovery of written off loans

PERFORMANCE RATIOS

Efficiency Ratio (%)


50.6%
50.1%
48.0%
3Q14
2Q15
3Q15

Recurrence (%)


64.3%
67.7%
68.1%
3Q14
2Q15
3Q15

ROAA (%)


1.2%
1.1%
1.1%
3Q14
2Q15
3Q15

ROAE (%)


11.6%
12.8%
12.8%
3Q14
2Q15
3Q15

Considering the extraordinary events, 2Q15 ROAA and ROAE are 1.6% and 18.2%, respectively.

LIQUIDITY AND CAPITAL RATIOS

Loan to Deposit[1]


96.4%
92.3%
91.1%
Sep.14
Jun.15
Sep.15

BIS Ratio


18.8%
1.5%
17.3%
18.1%
1.5%
16.6%
15.8%
1.4%
14.4%
Sep.14
Jun.15
Sep.15
Tier I
Tier II

1. Total loan portfolio / funding from cliente

TABLE OF CONTENTS

3Q15 – Final Remarks

- Revenues remain with a positive trend
- General expenses under control, with annual evolution well below inflation
- Allowance for loan losses with moderate growth
- Balance sheet strenght in terms of liquidity and solvency
- Dividends declaration of R$ 3.0 billion

We continue strengthening our commercial model, with focus on a sustainable growth

TABLE OF CONTENTS

Annexes – BR GAAP

RESULTS

Managerial (R$ million)

Managerial Financial Statement	9M15	9M14	Var. YoY Abs.	Var. YoY %
NET INTEREST INCOME	**22,251**	**20,667**	**1,585**	**7.7%**
Allowance for Loan Losses	(6,898)	(7,263)	365	-5.0%
NET INTEREST INCOME AFTER LOAN LOSSES	**15,353**	**13,403**	**1,949**	**14.5%**
Fee and Commission Income	8,657	8,081	576	7.1%
General Expenses	(12,691)	(12,309)	(382)	3.1%
Personnel Expenses + Profit Sharing	(5,877)	(5,411)	(467)	8.6%
Administrative Expenses	(6,813)	(6,898)	85	-1.2%
Tax Expenses	(2,588)	(2,317)	(272)	11.7%
Other Income (Expenses)	(2,432)	(1,617)	(815)	50.4%
INCOME BEFORE TAXES	**6,299**	**5,242**	**1,057**	**20.2%**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(1,132)	(781)	(351)	44.9%
MINORITY INTEREST	(151)	(133)	(18)	13.7%
NET PROFIT	**5,016**	**4,328**	**688**	**15.9%**

RESULTS

Managerial – Quarterly (R$ million)

Managerial Financial Statement	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15
NET INTEREST INCOME	**7,000**	**6,686**	**6,980**	**6,983**	**7,140**	**7,480**	**7,631**
Allowance for Loan Losses	(2,346)	(2,451)	(2,466)	(2,128)	(2,112)	(2,338)	(2,448)
NET INTEREST INCOME AFTER LOAN LOSSES	**4,654**	**4,235**	**4,514**	**4,854**	**5,028**	**5,142**	**5,183**
Fee and Commission Income	2,633	2,683	2,765	2,977	2,828	2,910	2,919
General Expenses	(3,974)	(4,032)	(4,303)	(4,440)	(4,103)	(4,300)	(4,288)
Personnel Expenses + Profit Sharing	(1,760)	(1,788)	(1,863)	(1,976)	(1,861)	(1,962)	(2,054)
Administrative Expenses	(2,214)	(2,244)	(2,439)	(2,464)	(2,242)	(2,337)	(2,234)
Tax Expenses	(767)	(782)	(768)	(822)	(929)	(889)	(770)
Other Income (Expenses)	(797)	(407)	(413)	(820)	(723)	(886)	(823)
INCOME BEFORE TAXES	**1,749**	**1,697**	**1,795**	**1,749**	**2,100**	**1,977**	**2,222**
INCOME TAX AND SOCIAL CONTRIBUTION TAX	(269)	(230)	(282)	(162)	(408)	(293)	(431)
MINORITY INTEREST	(53)	(30)	(50)	(66)	(60)	(9)	(82)
NET PROFIT	**1,428**	**1,437**	**1,464**	**1,521**	**1,633**	**1,675**	**1,708**

BALANCE SHEET Assets (R$ million)

Assets	Sep-14	Dec-14	Mar-15	Jun-15	Sep-15
Current Asset and Long-term Assets	**497,162**	**572,730**	**596,216**	**591,269**	**689,054**
Cash and Cash Equivalents	5,050	5,075	4,964	5,525	6,928
Interbank Investments	56,077	39,809	48,736	56,850	59,264
Securities and Derivative Financial Instrument	102,175	132,271	131,493	145,900	154,262
Interbank Accounts	33,554	30,308	34,291	34,689	52,224
Interbranch Accounts	2	-	-	-	-
Lending Operations	219,890	231,021	244,162	239,445	246,648
- Allowance for Loan Losses	*(14,704)*	*(14,582)*	*(14,078)*	*(15,080)*	*(15,605)*
Other Receivables	78,263	131,892	130,277	106,410	167,419
Other Assets	2,152	2,355	2,292	2,449	2,310
Permanent Assets	**17,776**	**17,226**	**16,075**	**14,021**	**13,353**
Investments	44	38	38	38	38
Fixed Assets	6,499	6,923	6,783	6,707	6,733
Intangibles	11,233	10,265	9,253	7,276	6,581
- Goodwill	*27,433*	*27,428*	*27,531*	*27,527*	*27,527*
- Others	*(16,200)*	*(17,163)*	*(18,278)*	*(20,251)*	*(20,946)*
Total Assets	**514,938**	**589,956**	**612,291**	**605,290**	**702,407**
Total Assets (excluding goodwill)	**507,122**	**583,089**	**606,273**	**600,223**	**697,782**

BALANCE SHEET Liabilities and Equity (R$ million)

Liabilities and Equity	Sep-14	Dec-14	Mar-15	Jun-15	Sep-15
Current Liabilities and Long-Term Liabilities	**455,129**	**531,085**	**553,030**	**541,233**	**642,458**
Deposits	135,286	143,632	140,580	143,787	145,585
Demand Deposits	*14,084*	*16,049*	*15,255*	*14,842*	*18,521*
Saving Deposits	*36,627*	*37,939*	*37,569*	*36,595*	*35,540*
Interbank Deposits	*3,764*	*3,776*	*3,748*	*3,008*	*3,402*
Time Deposits	*80,810*	*85,867*	*84,008*	*89,342*	*88,121*
Money Market Funding	101,545	110,353	117,102	126,218	138,758
Funds from Acceptance and Issuance of Securities	75,214	74,952	83,722	90,496	99,202
Interbank Accounts	1,523	14	1,284	1,573	1,626
Interbranch Accounts	1,458	2,678	2,025	2,229	2,617
Borrowings	21,853	24,444	29,274	29,567	39,384
Domestic Onlendings - Official Institutions	14,031	15,614	15,987	15,737	14,767
Foreign Onlendings	-	-	-	-	-
Derivative Financial Instruments	5,525	8,813	15,247	12,676	29,870
Other Payables	98,694	150,587	147,808	118,948	170,650
Deferred Income	341	409	408	419	396
Minority Interest	1,155	1,141	1,449	1,906	1,951
Equity	58,313	57,321	57,403	61,732	57,602
Total Liabilitities and Equity	**514,938**	**589,956**	**612,291**	**605,290**	**702,407**
Equity (excluding goodwill)	**50,496**	**50,453**	**51,385**	**56,665**	**52,976**

BALANCE SHEET

Loan Portfolio by Product

R$ Million	Sep-15	Sep-14	Var. YoY	Jun-15	Var. QoQ
Individuals	**82,786**	**76,683**	**8.0%**	**81,534**	**1.5%**
Leasing / Auto Loans (*)	2,714	3,206	-15.4%	2,942	-7.8%
Credit Card	17,453	16,854	3.6%	17,339	0.7%
Payroll Loans	13,886	11,874	16.9%	13,193	5.3%
Mortgage	25,157	19,457	29.3%	24,235	3.8%
Agricultural Loans	3,475	3,379	2.9%	3,423	1.5%
Personal Loans / Others	20,101	21,913	-8.3%	20,402	-1.5%
Consumer Finance	**34,057**	**36,530**	**-6.8%**	**35,338**	**-3.6%**
Corporate	**145,137**	**121,303**	**19.6%**	**137,530**	**5.5%**
Leasing / Auto Loans	3,006	3,116	-3.5%	3,060	-1.8%
Real Estate	10,784	10,237	5.3%	10,531	2.4%
Trade Finance	23,436	18,681	25.5%	19,249	21.8%
On-lending	11,853	11,477	3.3%	12,711	-6.8%
Agricultural Loans	2,546	2,458	3.6%	2,042	24.7%
Working Capital / Others	93,511	75,335	24.1%	89,938	4.0%
Total	**261,980**	**234,516**	**11.7%**	**254,402**	**3.0%**

(*)Including loans to individuals of the consumer finance segment, auto loan portfolio totaled R$ 31,128 MM in Sep/15, R$ 32,039 MM in Jun/15 and R$ 33,363 MM in Sep/14.

RESULTS

IFRS vs. BR GAAP: Reconciliation

R$ Million	9M15	9M14
NET PROFIT - BR GAAP	5,831	1,583
Reversal of Goodwill Amortization	2,342	2,745
Extraordinary events BR GAAP	3,157	-
MANAGERIAL NET PROFIT - BR GAAP	5,016	4,328
Impairment on Loans and Receivables	(4)	37
PPA Amortization	(57)	(56)
Others	103	(30)
MANAGERIAL NET PROFIT - IFRS	5,058	4,279
Extraordinary events IFRS	3,229	-
NET PROFIT - IFRS	8,287	4,279

SANTANDER ACQUIRING

In 9M15 :

- Volumes increase **42%** in the last 12 months

Santander Acquiring		9M14	9M15	9M15 vs. 9M14
CREDIT	Revenues (R$ MM) Transactions (MM)	▪ 26,068 ✓ 197.7	▪ 37,889 ✓ 268.8	▪ 45% ✓ 36%
DEBIT	Revenues (R$ MM) Transactions (MM)	▪ 15,062 ✓ 248.1	▪ 20,411 ✓ 307.0	▪ 36% ✓ 24%
TOTAL	Revenues (R$ MM) Transactions (MM)	▪ 41,130 ✓ 445.8	▪ 58,300 ✓ 575.7	▪ 42% ✓ 29%

Santander

Investor Relations (Brazil)
Avenida Juscelino Kubitschek, 2.235, 26º andar
São Paulo | SP | Brasil | 04543-011
Phone: 55 11 3553-3300
Fax. 55 11 3553-7797
e-mail: ri@santander.com.br